# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: T1 Energy Inc., CIK 0001992243
CUSIP: 35834F104
Title of class of securities: Common Stock, par value $0.01
Address of issuer's principal executive offices: 1211 E. 4th Street, Austin, Texas (TX), 78702
Date of event which requires filing of this statement: 01/21/2026
Amends the filing with accession number 0001140361-24-050502
Filed by CIK 0002047012
Persons authorized to receive notices and communications: Catherine Pan-Giordano Esq., 51 W. 52nd Street, New York, New York (NY), 10019, (212) 415-9200; Anthony Epps Esq., 1400 Wewatta Street, Denver, Colorado (CO), 80202, (303) 352-1109

## Reporting persons
- Trina Solar (Schweiz) AG (CIK 0002047012): type of reporting person: corporation (CO); citizenship or place of organization: Switzerland (V8); source of funds: other (OO); sole voting power 53,152,664; shared voting power 0; sole dispositive power 53,152,664; shared dispositive power 0; aggregate amount beneficially owned 53,152,664 (19.6% of the class)
  Comment: ITEM 13 Calculated based on 270,572,801 shares of common stock of the Issuer outstanding as of January 22, 2026 (inclusive of the shares issued to the Reporting Person).

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01
Name of issuer: T1 Energy Inc.
Address of issuer's principal executive offices: 1211 E. 4th Street, Austin, Texas (TX), 78702

## Item 2. Identity and Background
Name of person filing: Trina Solar (Schweiz) AG ("Reporting Person")
Residence or business address:
Birkenweg 4

Wallisellen, Switzerland 8304
Present principal occupation or employment: The Reporting Person is engaged in the business of investment.
Criminal convictions in the last five years: N/A - None
Civil proceedings (securities laws) in the last five years: N/A - None
Citizenship: Switzerland

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: OO

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 of the Schedule 13D filed by the Reporting Person on December 27, 2024 (the "Schedule 13D"), is incorporated by reference herein. On November 6, 2024, the Issuer announced that the Issuer had entered into a transaction agreement (the "Transaction Agreement") to acquire all the shares of capital stock of T1 G1 Dallas Holding and its related subsidiaries (the "Trina Business Combination"). The Issuer granted certain anti-dilution rights to the Reporting Person in connection with the Trina Business Combination (the "Trina Anti-Dilution Rights"). On October 31, 2025, the Issuer entered into an Amended and Restated Stock Purchase Agreement (the "Stock Purchase Agreement") with certain purchasers pursuant to which, among other things, the Issuer issued 21,504,901 shares of common stock, 1,600,000 shares of the Issuer's Series B Convertible Non-Voting Preferred Stock, par value $0.01 per share (the "Series B Preferred Stock"), and 5,000,000 shares of the Issuers Series B-1 Convertible Non-Voting Preferred Stock, par value $0.01 per share (the "Series B-1 Preferred Stock" and together with the Series B Preferred Stock, the "Outstanding Preferred Stock"), at a price of $10.00 per share of Series B-1 Preferred Stock. In connection with the Stock Purchase Agreement, the Reporting Person informed the Issuer of its intention to subscribe for an additional 4,274,704 shares of common stock at a subscription price of $1.70 per share pursuant to the Trina Anti-Dilution Rights. The subscription for such shares of common stock pursuant to the Trina Anti-Dilution Rights closed on January 21, 2026.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 19.6%
Number of shares as to which each person has sole or shared power to vote or dispose: 53,152,664
Transactions in the class effected during the past sixty days: Subscription of 4,274,704 shares of common stock of the Issuer by the Reporting Person as a result of the Trina Anti-Dilution Rights.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Transaction Agreement by an among FREYR Battery, Inc. and Trina Solar (Schweiz) AG, dated as of November 6, 2024.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 10.1 incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed with the Securities and Exchange Commission on November 6, 2024.

## Signatures
- Trina Solar (Schweiz) AG: /s/ Vincenzo Costanzelli, Chairman of Board of Directors (01/23/2026)